NO ACT

DC
PE
7-18-08

[redacted]

08052343

~~July 18, 2008~~

Received SEC

JUL 18 2008

Washington, DC 20549

Act: 1934
Section: 13
Rule:
Public Availability: 7/18/2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federal Home Loan Mortgage Corporation (Freddie Mac)
Incoming letter dated July 18, 2008

Based on the facts presented, where Freddie Mac issues a debt security or a mortgage-related security in the manner described in your letter and such issuance creates an obligation that would require the filing of a Form 8-K under Item 2.03, we will not recommend enforcement action if, rather than filing the Form 8-K, Freddie Mac includes the required disclosure in its offering circular and supplement to the offering circular for the issuance of the security and those documents are posted on its web site within the timing requirements of Rule 424 under the Securities Act of 1933. Terms are as defined in your letter.

Because this position is based upon the representations made to the Division in your letter, it should be noted that any different facts or conditions might require a different conclusion.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

PROCESSED
JUL 24 2008
THOMSON REUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

July 18, 2008

John R. Dye, Senior Vice President
Principal Deputy General Counsel
Corporate Affairs
Freddie Mac
8200 Jones Branch Drive, MS 214
McLean, Virginia 21202-3110

RE: Freddie Mac

Dear Mr. Dye:

In regard to your letter of July 18, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas Kim, Chief
Office of Chief Counsel

Freddie Mac
We make home possible℠

John R. Dye
Senior Vice President
Principal Deputy General Counsel
Corporate Affairs

Tel: (703) 903-2334
Fax: (703) 903-4080
john_dye@freddiemac.com

8200 Jones Branch Drive
MS 214
McLean, VA 22102-3110

July 18, 2008 Securities Exchange Act of 1934 – Section 13; Form 8-K

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Freddie Mac and Form 8-K Requirements for Reporting Material Obligations

Ladies and Gentlemen:

On behalf of the Federal Home Loan Mortgage Corporation ("Freddie Mac"), I am submitting this letter to seek relief in the form of a no-action letter from certain requirements to file a current report on Form 8-K. This letter replaces in its entirety the earlier letter submitted on July 14, 2008. This relief is being requested in connection with the registration of Freddie Mac's common stock under Section 12(g) of the Securities Exchange Act of 1934.

Item 2.03 of Form 8-K requires issuers to file a current report upon the creation of a material, direct financial obligation or a material obligation under an off-balance sheet arrangement. An instruction to Item 2.03 provides that no Form 8-K is required under that item as a result of the sale of a security in a registered offering if certain conditions are met. As discussed more fully below, Freddie Mac requests that the staff of the Division of Corporation Finance not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, rather than filing current reports on Form 8-K with respect to its issuance of debt securities and mortgage-related securities that are exempt from the registration requirements of the Securities Act of 1933, Freddie Mac provides disclosures with respect to these issuances in the manner described below. The no-action letter being requested would provide the same relief that was previously granted to Fannie Mae, SEC No-Action Letter (August 20, 2004).

I. Background

Freddie Mac's mission is to provide liquidity, stability, and affordability to the U.S. housing market. Freddie Mac fulfills its mission by purchasing residential mortgages and mortgage-related securities in the secondary mortgage market and securitizing them into mortgage-related securities that can be sold to investors. Freddie Mac issues single-family and multifamily mortgage-related securities for which it guarantees the payment of principal and interest.

We also purchase mortgage-related securities and mortgages for our investment portfolio. The company funds its investment activities primarily by issuing short-term and long-term debt.

We issue and guarantee mortgage-related securities, which generally represent beneficial interests in pools of mortgage loans or other mortgage-related securities. Freddie Mac guarantees the payment of principal and interest on these securities, for which we receive a fee. We typically issue mortgage-related securities by exchanging mortgage loans from a lender for mortgage-related securities. The lender may then hold the mortgage-related securities as an investment or sell the mortgage-related securities in the market to replenish its funds for additional lending. This activity provides liquidity to the lender because mortgage-related securities, which carry Freddie Mac's guarantee, are more readily marketable than mortgage loans without this guarantee.

Although there are differences between Freddie Mac's mortgage-related securities and Fannie Mae's mortgage-related securities ("MBS"), we do not view any of these differences as material for purposes of the Form 8-K filing requirement. The two principal differences between Freddie Mac's mortgage-related securities and Fannie Mae's MBS are: (i) the *45*-day payment delay for Freddie Mac's fixed-rate participation certificates and *75*-day payment delay for Freddie ARM participating certificates versus the *55*-day payment delay for Fannie Mae's fixed-rate and ARM MBS and (ii) Freddie Mac's guarantee of full and final payment of principal on its ARM participation certificates versus Fannie Mae's guarantee of timely payment of principal on its ARM MBS.

II. Form 8-K Disclosure Requirements

Under Item 2.03 of Form 8-K, issuers must file a current report within four business days of becoming (1) obligated on a material, direct financial obligation or (2) directly or contingently liable for a material obligation arising out of an off-balance sheet arrangement.

For a material, direct financial obligation, the current report on Form 8-K must disclose information about the date and amount of the obligation, including payment terms and acceleration or increase provisions, the nature of any recourse provisions, and any other material terms. For an obligation under an off-balance sheet arrangement, an issuer is required to disclose information similar to that required for a direct financial obligation, as well as a brief description of the nature of the obligation, including the material terms whereby the obligation may become a direct obligation, and the maximum potential amount of future payments the issuer may have to make.

Instruction 5 to Item 2.03 of Form 8-K provides that no Form 8-K is required under that item as a result of the sale of a security in a registered offering if certain conditions are met. Specifically, Instruction 5 relieves an issuer from the Form 8-K filing requirement if:

- the prospectus relating to the sale contains the required Form 8-K disclosure; and
- such prospectus is timely filed in accordance with Securities Act Rule 424.

Under Instruction 5, therefore, Form 8-K disclosure about financial obligations is not necessary when the issuer is making concurrent public disclosure about those obligations in the course of its public offerings related to the obligations.

III. Discussion

Under Section 306(g) of Freddie Mac's legislative charter, 12 U.S.C. Section 1455(g), and under Section 3(a)(2) of the Securities Act, debt and mortgage-related securities issued or guaranteed by Freddie Mac are exempt from the registration requirements of the Securities Act. Accordingly, Freddie Mac does not file registration statements with the Commission with respect to its debt securities or its mortgage-related securities. As a result, the relief afforded by Instruction 5 to Item 2.03 is not available to Freddie Mac. As more fully discussed below, we believe that where Freddie Mac provides disclosure to the investing public with respect to issuances of debt securities and mortgage-related securities within the timing requirements of Rule 424, it is not necessary in the interest of investor protection for Freddie Mac to file Forms 8-K further reporting these issuances. The purposes of the Form 8-K requirements in Item 2.03 – to make sure that investors are promptly informed when companies take on material financial obligations – are fully addressed through Freddie Mac's current and proposed disclosure practices.

If Freddie Mac issues a debt security or a mortgage-related security that is not disclosed in the manner described in this letter, Freddie Mac would file a Form 8-K if required to do so under applicable Form 8-K requirements. The relief Freddie Mac seeks in this letter is limited to those instances where Freddie Mac incurs an obligation and provides disclosure as described in this letter.

A. Debt Securities

As discussed above, Freddie Mac raises funds for its investment activities by issuing debt securities to domestic and international capital markets investors, generally through broker-dealers. The company regularly sells a variety of debt securities pursuant to its "global debt facility."

We believe that investors have prompt access to information about Freddie Mac's sales under its debt facility that is similar to the information they have about registered offerings because:

- an offering circular containing the material terms of debt securities issued under the debt facility is available on Freddie Mac's website; and
- supplements to the offering circular are posted on Freddie Mac's website in connection with sales of debt securities under the facility within the timing requirements of Rule 424.

In order to ensure that investors have access to this information, the company proposes to disclose in its quarterly and annual reports (1) that this information is available on its website; (2) how investors can find this information; and (3) that Freddie Mac has obtained the relief sought in this letter enabling it to rely on Instruction 5 to Item 2.03.

Thus, even though Freddie Mac's debt securities sales are not registered, Freddie Mac makes information about its debt securities sales available to investors. Accordingly, we believe that Freddie Mac should be afforded relief from the obligation to file a Form 8-K for its debt securities sales similar to the relief provided by Instruction 5 to Item 2.03.

Specifically, the company should not be required to file a Form 8-K for sales of debt securities so long as it:

- includes in its debt offering circular as supplemented the information required by Form 8-K; and
- posts the offering circular supplements on its website within the timing requirements of Rule 424.

B. Mortgage-related securities

As discussed above, Freddie Mac regularly issues mortgage-related securities that are "off-balance sheet arrangements" as defined in Form 8-K.

Freddie Mac provides substantial information to investors regarding its mortgage-related securities obligations. Freddie Mac has filed with the Commission a Form 10 registration statement to register Freddie Mac's common stock under Section 12(g) of the Securities Exchange Act of 1934. The Form 10 extensively discusses the company's mortgage-related securities, various risks they present to the company, and how the company manages those risks. Prior to registration the company published, and going forward each month the company will publish (and furnish with a Form 8-K), a summary that discloses the volume of mortgage-related securities Freddie Mac issued in the previous month, and the balance of mortgage-related securities it guarantees that are outstanding and held by others at the end of the month. In addition, we will continue to extensively discuss the company's mortgage-related securities, various risks they present to the company, and how the company manages those risks in the periodic and current reports that Freddie Mac will file with the Commission. Thus, the investing public will already have a substantial amount of information regarding Freddie Mac's mortgage-related securities obligations.

Like Freddie Mac's debt sales, the company's guaranteed mortgage-related securities are all the subject of offering circulars and offering circular supplements that are available on Freddie Mac's website. As with its debt offering documents, the company proposes to include disclosure in its quarterly and annual reports filed with the Commission, regarding the availability and location of its mortgage-related securities offering documents and its reliance on Instruction 5 to Item 2.03.

Thus, even though Freddie Mac's mortgage-related securities obligations are not registered, Freddie Mac makes information about its mortgage-related securities obligations available to investors. Accordingly, we believe that Freddie Mac should be afforded relief from the obligation to file a Form 8-K for its issuances of mortgage-related securities similar to the relief provided by Instruction 5 to Item 2.03. Specifically, the company should not be required to file a Form 8-K for a mortgage-related securities issuance so long as:

- the relevant offering circular, as supplemented, contains all the information required by Form 8-K; and
- the relevant offering circular and offering circular supplements are posted on Freddie Mac's website within the timing requirements of Rule 424.

IV. Conclusion

Where information about Freddie Mac's sales of debt securities and mortgage-related securities is made available to the investing public within the time periods required by Rule 424, we believe that neither the public interest nor the protection of investors would be furthered by requiring the company to file current reports on Form 8-K under Item 2.03 when the company sells debt securities or issues mortgage-related securities that create a material obligation. We therefore respectfully request that the staff of the Division of Corporation Finance not recommend enforcement action to the Commission if Freddie Mac provides disclosure with respect to its issuances of debt securities and mortgage-related securities in the manner described in this letter and does not file Item 2.03 Forms 8-K with respect thereto.

If for any reason the staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the staff by telephone prior to any written response to this letter. If you need additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at (703) 903-2334.

Very Truly Yours,

John R. Dye

END